Exhibit 99.5

Share Pledge Release Agreement

This Share Pledge Release Agreement (this “Release”) is made on May 26, 2023 by and between:

Party A: Ningxia Fengyin Business Management Counseling Partnership (L.P.)

Address: 1418, Floor 15A, Building 1#, Yinchuan iBi Incubation Center Phase III, No. 396 Liupanshan Road, Yandun Lane, Jinfeng District, Yinchuan

Managing partner: HMH Industry Group (Ningxia) Co., Ltd.

Party B: Shanghai Anquying Technology Co., Ltd.

Address: 1304-C, No. 89 East Yunling Road, Putuo District, Shanghai

Legal representative: CHEN Chao

Party A is referred to individually as the “Pledgee” and Party B is referred to individually as the “Pledgor”, and Party A and Party B are referred to collectively as the “Parties” herein.

Pursuant to the Civil Code of the People’s Republic of China and other applicable laws and regulations, on the principles of equality, free will and compensation, the Parties hereby enter into this Release:

1.	The Parties entered into a certain Share Pledge Agreement (the “Share Pledge Agreement”) on November 4, 2020, pursuant to which Party B agreed to pledge 100% of the shares, corresponding to RMB500 million of the registered capital, held by it in Ganzhou Aixin Online Micro-lending Co., Ltd. (the “Company”) to Party A, and has completed the relevant share pledge registration procedures (Registration No.: (Gan Shi) Domestic Share Pledge Registration [2020] No. 30738852) (the “Share Pledge”).

2.	The Parties unanimously agree to rescind the Share Pledge Agreement from the effective date of this Release and immediately perform the relevant share pledge release procedures, and to execute all necessary documents and take all necessary actions in connection therewith. From the effective date of this Release, the respective rights and obligations of the Parties under the Share Pledge Agreement shall terminate, neither Party shall have any further right, duty or obligation under the Share Pledge Agreement, and each Party shall automatically waive any recourse or claim (if any) that it may have against the other Party under the Share Pledge Agreement.

3.	The formation, validity, interpretation, performance and dispute resolution in respect of this Release shall be governed by and construed in accordance with the PRC laws. All disputes arising out of or in connection with this Release shall be settled by the Parties through friendly consultation. If any dispute fails to be settled within sixty (60) days through consultation, either Party may submit such dispute to the Beijing Arbitration Commission for resolution by arbitration in Beijing in accordance with the arbitration rules of the Beijing Arbitration Commission then in effect. The language of arbitration shall be Chinese. The arbitration award shall be final and binding upon the Parties.

4.	The Parties hereby acknowledge that this Release is a fair and reasonable agreement concluded by the Parties on the basis of equality and mutual benefit. If any provision of this Release is inconsistent with the applicable laws and held invalid or unenforceable, such provision shall only be invalid or unenforceable under such laws, without affecting the legal effect of the remaining provisions hereof.

5.	This Release shall be made in Chinese and in four (4) originals, one original to be held by the Parties respectively, one original to be filed with the competent administration for market regulation for purpose of the relevant pledge release procedures. All originals of this Release shall have equal legal effect.

6.	This Release shall take effect on the date that it has been formally executed by the Parties.

[End of text]

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(Signature Page to Share Pledge Release Agreement)

Party A (Pledgee): Ningxia Fengyin Business Management Counseling Partnership (L.P.) (seal)

Representative of the managing partner (signature):

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(Signature Page to Share Pledge Release Agreement)

Party B (Pledgor): Shanghai Anquying Technology Co., Ltd. (seal)

Legal representative (signature):

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